Moody's Investors Service ("MIS")

Exhibit 1

Credit Ratings Performance Measurement Statistics

Performance Measurement Statistics, consisting of transition and default rates for each applicable asset class and subclass of credit rating over 1-year, 3-year, and 10-year time periods through December 31, 2023, are provided in the Transition/Default Matrices on the following pages, pp. 1-25 (the "Matrices").[1] Please note that all the numbers in the Matrices are in percentage.

Financial Institutions, Brokers and Dealers

Financial Institutions, Brokers and Dealers - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	41	98%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	26	0%	96%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
Aa2	75	0%	5%	89%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	3%
Aa3	171	0%	0%	0%	98%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
A1	299	0%	0%	0%	4%	92%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
A2	165	0%	0%	0%	1%	10%	86%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
A3	211	0%	0%	0%	0%	0%	11%	77%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%
Baa1	180	0%	0%	0%	0%	1%	1%	9%	79%	7%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	2%
Baa2	138	0%	0%	0%	0%	0%	0%	1%	9%	77%	6%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	2%
Baa3	148	0%	0%	0%	0%	0%	0%	0%	0%	8%	82%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%
Ba1	46	0%	0%	0%	0%	0%	0%	0%	0%	2%	13%	83%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Ba2	76	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	84%	1%	1%	0%	0%	1%	0%	0%	0%	0%	0%	1%	7%
Ba3	61	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	10%	69%	3%	2%	0%	0%	0%	0%	0%	0%	0%	0%	3%
B1	46	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	20%	52%	9%	2%	0%	0%	0%	0%	0%	0%	2%	4%
B2	39	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	10%	54%	15%	10%	0%	0%	0%	0%	0%	3%	0%
B3	56	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	0%	0%	5%	70%	20%	0%	0%	0%	0%	2%	0%	0%
Caa1	20	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	0%	5%	40%	20%	25%	0%	0%	0%	0%	5%
Caa2	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	38%	25%	0%	0%	0%	0%	13%
Caa3	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	86%	0%	0%	0%	0%	14%
Ca	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
C	-																								
Total	1,816																								

[1] Ratings withdrawn for reasons other than having defaulted or been paid off are accounted for in the column titled "Withdrawn (other)."

Financial Institutions, Brokers and Dealers - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	40	95%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
Aa1	28	0%	75%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	7%
Aa2	66	0%	12%	74%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
Aa3	184	0%	0%	4%	84%	3%	0%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%
A1	257	0%	0%	0%	5%	83%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	1%
A2	158	0%	0%	0%	1%	25%	64%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	3%
A3	223	0%	0%	0%	0%	6%	14%	56%	10%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%	7%
Baa1	199	0%	0%	0%	0%	1%	5%	14%	56%	8%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	4%	10%
Baa2	127	0%	0%	0%	0%	2%	1%	5%	17%	50%	7%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	13%
Baa3	135	0%	0%	0%	0%	0%	0%	1%	2%	14%	63%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	6%	9%
Ba1	68	0%	0%	0%	0%	0%	0%	0%	3%	6%	16%	38%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	7%	3%	21%
Ba2	76	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	7%	55%	1%	0%	1%	0%	1%	0%	0%	0%	0%	7%	5%	20%
Ba3	65	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	11%	22%	43%	3%	0%	0%	0%	0%	0%	0%	0%	11%	2%	8%
B1	48	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	6%	6%	29%	23%	8%	2%	0%	0%	0%	0%	0%	6%	2%	15%
B2	90	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	4%	11%	18%	19%	18%	3%	0%	0%	0%	11%	1%	13%
B3	56	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%	2%	0%	5%	34%	0%	2%	13%	0%	0%	23%	0%	18%
Caa1	18	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%	17%	0%	0%	22%	11%	6%	0%	0%	0%	6%	6%	22%
Caa2	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	13%	6%	0%	6%	0%	19%	6%	0%	0%	0%	19%	6%	13%
Caa3	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%	0%	57%	0%	0%	0%	29%	0%
Ca	-																								
C	-																								
Total	1,861																								

Financial Institutions, Brokers and Dealers - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	44	75%	2%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	5%
Aa1	29	0%	38%	14%	7%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	31%	3%
Aa2	52	0%	0%	29%	33%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	4%
Aa3	122	0%	5%	17%	17%	26%	7%	5%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	10%
A1	115	0%	1%	3%	13%	31%	12%	16%	3%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	10%	10%
A2	292	0%	1%	0%	24%	28%	11%	5%	4%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	8%
A3	186	0%	0%	0%	6%	10%	15%	21%	10%	2%	2%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	16%	15%
Baa1	117	0%	0%	0%	3%	3%	16%	13%	15%	6%	3%	2%	4%	3%	0%	0%	0%	0%	0%	0%	0%	0%	2%	4%	27%
Baa2	159	0%	0%	0%	0%	6%	4%	11%	9%	7%	10%	2%	6%	1%	0%	1%	4%	0%	0%	0%	0%	0%	1%	19%	18%
Baa3	172	0%	0%	0%	0%	1%	3%	3%	10%	13%	12%	2%	4%	1%	1%	1%	4%	0%	0%	0%	0%	0%	3%	15%	27%
Ba1	65	0%	0%	0%	0%	0%	5%	5%	8%	8%	5%	5%	2%	3%	2%	0%	2%	0%	0%	0%	0%	0%	3%	14%	42%
Ba2	43	0%	0%	0%	0%	0%	0%	0%	2%	7%	14%	5%	14%	2%	0%	0%	2%	0%	0%	0%	0%	0%	5%	7%	42%
Ba3	95	0%	0%	0%	0%	1%	0%	1%	4%	3%	3%	3%	5%	3%	0%	0%	1%	1%	0%	2%	0%	0%	12%	19%	41%
B1	74	0%	0%	0%	0%	3%	0%	1%	1%	1%	1%	4%	4%	0%	3%	3%	4%	1%	5%	0%	0%	0%	11%	9%	47%
B2	78	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	6%	6%	8%	3%	1%	0%	0%	0%	0%	0%	18%	8%	47%
B3	78	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	6%	1%	3%	1%	0%	0%	3%	0%	0%	0%	23%	8%	53%
Caa1	40	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	8%	58%
Caa2	26	0%	0%	0%	0%	0%	0%	8%	0%	0%	0%	0%	0%	0%	0%	8%	15%	0%	0%	19%	0%	0%	23%	8%	19%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	33%	33%
Ca	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
C	-																								
Total	1,792																								

Insurance Companies

Insurance Companies - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	6	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	14	0%	93%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	61	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	101	0%	0%	3%	88%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
A1	151	0%	0%	0%	1%	86%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%
A2	198	0%	0%	0%	0%	3%	95%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
A3	129	0%	0%	0%	0%	0%	7%	85%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
Baa1	70	0%	0%	0%	0%	0%	0%	14%	79%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
Baa2	67	0%	0%	0%	0%	0%	0%	0%	4%	85%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	3%
Baa3	29	0%	0%	0%	0%	0%	0%	0%	0%	7%	83%	3%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
Ba1	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	67%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	64%	0%	9%	0%	0%	9%	0%	0%	0%	0%	0%	0%	0%
Ba3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	33%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%
Caa2	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%
Ca	-																								
C	-																								
Total	869																								

Insurance Companies - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	5	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	12	0%	92%	0%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	62	0%	3%	95%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa3	98	0%	0%	3%	85%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%
A1	122	0%	0%	1%	2%	80%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%
A2	198	1%	0%	1%	2%	8%	80%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%
A3	136	0%	0%	0%	0%	1%	18%	63%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	5%
Baa1	70	0%	0%	0%	0%	3%	3%	26%	49%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	9%
Baa2	67	0%	0%	0%	0%	0%	0%	0%	22%	61%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	4%
Baa3	36	0%	0%	0%	0%	0%	0%	3%	0%	22%	53%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	11%
Ba1	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%
Ba2	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	67%	0%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%
Ba3	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%	13%	50%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%
B1	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
B3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	0%	67%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	0%	0%	0%	0%	0%	0%	20%
Caa2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	83%	0%	0%	0%	0%	0%	0%
Caa3	-																								
Ca	-																								
C	-																								
Total	851																								

Insurance Companies - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013	Number of Ratings Outstanding	Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings		Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	6	83%	0%	0%	0%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	13	0%	85%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%
Aa2	67	0%	3%	63%	21%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%
Aa3	65	0%	0%	5%	63%	8%	3%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	12%
A1	141	0%	0%	1%	16%	38%	21%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	20%
A2	198	1%	0%	1%	1%	18%	42%	12%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	22%
A3	121	0%	0%	0%	2%	7%	33%	23%	4%	0%	0%	0%	0%	0%	0%	0%	1%	2%	0%	0%	0%	0%	0%	7%	21%
Baa1	55	0%	0%	0%	0%	2%	11%	15%	25%	11%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	25%
Baa2	77	0%	0%	0%	0%	3%	3%	12%	17%	21%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	18%
Baa3	42	0%	0%	0%	0%	2%	0%	7%	14%	36%	7%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	14%
Ba1	8	0%	0%	0%	0%	0%	0%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	75%
Ba2	10	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	60%
Ba3	14	0%	0%	0%	0%	0%	0%	21%	0%	0%	0%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	64%
B1	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	73%
B2	17	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	94%
B3	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	0%	0%	0%	0%	8%	75%
Caa1	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%
Caa2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	50%	0%
Caa3	-																								
Ca	-																								
C	-																								
Total	870																								

Corporate Issuers

Corporate Issuers - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	13	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	8	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	49	0%	0%	98%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	38	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	167	0%	0%	0%	5%	90%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	265	0%	0%	0%	0%	6%	89%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
A3	344	0%	0%	0%	0%	0%	6%	89%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
Baa1	504	0%	0%	0%	0%	0%	0%	5%	88%	3%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	1%
Baa2	579	0%	0%	0%	0%	0%	0%	0%	7%	85%	3%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	1%
Baa3	424	0%	0%	0%	0%	0%	0%	0%	0%	7%	84%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	3%
Ba1	108	0%	0%	0%	0%	0%	0%	0%	0%	1%	13%	72%	8%	0%	0%	0%	1%	1%	0%	0%	0%	0%	0%	3%	1%
Ba2	117	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	78%	7%	1%	0%	1%	0%	0%	0%	0%	0%	0%	7%	1%
Ba3	141	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	6%	71%	1%	4%	2%	4%	1%	0%	0%	0%	2%	4%	3%
B1	121	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	8%	71%	5%	2%	2%	1%	0%	0%	0%	0%	7%	2%
B2	100	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	57%	11%	1%	0%	2%	0%	0%	1%	4%	1%
B3	110	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	17%	61%	7%	5%	1%	0%	0%	1%	4%	0%
Caa1	88	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	10%	56%	14%	5%	0%	1%	6%	5%	3%
Caa2	82	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	13%	57%	9%	1%	0%	7%	11%	0%
Caa3	20	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	35%	10%	5%	30%	15%	0%
Ca	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	11%	11%	67%	0%	0%
C	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Total	3,291																								

Corporate Issuers - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	8	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	12	8%	33%	58%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	38	0%	8%	84%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
Aa3	45	0%	0%	9%	71%	16%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
A1	162	0%	0%	0%	5%	73%	14%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%
A2	232	0%	0%	0%	0%	9%	78%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%
A3	347	0%	0%	0%	1%	1%	12%	65%	12%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	3%
Baa1	493	0%	0%	0%	0%	0%	0%	12%	66%	9%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	4%
Baa2	567	0%	0%	0%	0%	0%	0%	1%	14%	62%	6%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	9%	3%
Baa3	427	0%	0%	0%	0%	0%	0%	0%	1%	20%	55%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	10%	7%
Ba1	121	0%	0%	0%	0%	0%	0%	0%	0%	5%	19%	32%	11%	2%	1%	1%	0%	1%	0%	0%	0%	0%	0%	17%	12%
Ba2	155	0%	0%	0%	0%	0%	0%	0%	1%	1%	8%	14%	23%	5%	4%	1%	1%	1%	1%	1%	0%	1%	4%	17%	17%
Ba3	160	0%	0%	0%	0%	0%	0%	0%	0%	1%	3%	5%	16%	33%	4%	3%	2%	3%	1%	1%	0%	0%	2%	19%	6%
B1	137	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%	18%	32%	5%	6%	1%	1%	1%	0%	0%	7%	15%	7%
B2	114	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	6%	8%	25%	10%	3%	4%	1%	0%	0%	11%	25%	6%
B3	123	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	2%	5%	14%	9%	23%	5%	4%	0%	0%	0%	12%	21%	4%
Caa1	103	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	5%	17%	26%	7%	3%	0%	0%	5%	28%	5%
Caa2	77	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%	4%	5%	9%	22%	3%	0%	0%	13%	35%	3%
Caa3	33	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	0%	0%	3%	3%	3%	0%	45%	33%	0%
Ca	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	7%	0%	7%	43%	21%	14%
C	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	17%	0%	50%	17%	0%
Total	3,374																								

Corporate Issuers - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	17	41%	0%	41%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	6%
Aa1	27	4%	11%	37%	7%	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	15%
Aa2	19	0%	0%	16%	37%	16%	0%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	11%
Aa3	80	0%	3%	6%	18%	40%	8%	6%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	3%
A1	149	0%	0%	11%	6%	26%	23%	5%	3%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	15%	9%
A2	188	0%	0%	0%	1%	7%	44%	13%	8%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	5%
A3	304	0%	0%	0%	1%	3%	12%	27%	19%	9%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	18%	9%
Baa1	405	0%	0%	0%	0%	1%	3%	14%	29%	12%	6%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	23%	8%
Baa2	466	0%	0%	0%	0%	0%	2%	8%	19%	27%	10%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	22%	9%
Baa3	408	0%	0%	0%	0%	0%	0%	2%	7%	19%	16%	2%	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%	3%	30%	14%
Ba1	148	0%	0%	0%	0%	0%	0%	0%	3%	6%	9%	7%	4%	3%	3%	1%	1%	0%	0%	0%	0%	0%	1%	51%	11%
Ba2	118	0%	0%	0%	0%	0%	0%	1%	2%	7%	3%	3%	12%	6%	3%	3%	1%	0%	1%	1%	0%	0%	8%	44%	7%
Ba3	140	0%	0%	1%	0%	0%	0%	0%	0%	6%	6%	3%	4%	5%	3%	4%	1%	1%	2%	1%	0%	0%	9%	38%	16%
B1	157	0%	0%	0%	0%	0%	0%	0%	0%	2%	3%	2%	4%	3%	4%	3%	4%	1%	1%	0%	0%	0%	11%	54%	8%
B2	138	0%	0%	0%	0%	0%	1%	0%	0%	1%	1%	1%	4%	4%	9%	6%	2%	2%	3%	0%	0%	0%	19%	36%	13%
B3	202	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	2%	1%	3%	2%	3%	2%	1%	1%	0%	0%	21%	53%	9%
Caa1	178	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	1%	1%	1%	2%	1%	0%	0%	0%	0%	24%	66%	4%
Caa2	87	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	0%	0%	0%	0%	0%	38%	53%	6%
Caa3	21	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	0%	0%	76%	10%	10%
Ca	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	57%	29%	14%
C	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	50%
Total	3,270																								

Residential Mortgage Backed Securities (RMBS)

RMBS - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,587	88%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%
Aa1	597	17%	71%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%
Aa2	324	21%	19%	48%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	1%
Aa3	469	3%	12%	10%	62%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	1%
A1	523	1%	2%	12%	7%	74%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	1%
A2	336	2%	2%	4%	17%	15%	49%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	2%
A3	294	0%	1%	1%	3%	15%	15%	55%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	1%
Baa1	247	0%	0%	2%	3%	5%	20%	9%	51%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	2%
Baa2	257	0%	2%	1%	1%	2%	2%	15%	15%	52%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	2%
Baa3	375	0%	0%	0%	1%	1%	2%	3%	13%	14%	59%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	1%
Ba1	247	0%	0%	0%	1%	0%	2%	1%	6%	18%	13%	47%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	2%
Ba2	318	0%	0%	0%	0%	0%	1%	2%	1%	1%	10%	11%	64%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	5%	3%
Ba3	259	0%	0%	0%	0%	0%	1%	0%	2%	2%	2%	14%	8%	62%	0%	2%	0%	0%	0%	0%	0%	0%	0%	3%	2%
B1	714	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	4%	2%	79%	0%	0%	0%	0%	0%	0%	0%	0%	10%	2%
B2	256	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	2%	2%	9%	10%	65%	0%	0%	0%	0%	0%	0%	0%	4%	6%
B3	285	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	7%	6%	75%	1%	1%	0%	0%	0%	0%	2%	3%
Caa1	336	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	7%	1%	82%	0%	0%	0%	0%	1%	2%	4%
Caa2	332	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	1%	3%	2%	86%	0%	0%	0%	1%	1%	4%
Caa3	438	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	1%	88%	0%	0%	1%	1%	4%
Ca	1,016	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	96%	0%	0%	1%	1%
C	424	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	1%	92%	1%	1%	2%
Total	10,634																								

RMBS - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,270	47%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	2%
Aa1	564	26%	32%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	39%	2%
Aa2	346	35%	12%	15%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	34%	3%
Aa3	401	27%	11%	3%	15%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	39%	3%
A1	427	16%	7%	10%	4%	36%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	24%	3%
A2	441	10%	8%	3%	9%	30%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	21%	5%
A3	264	8%	11%	11%	8%	6%	14%	12%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	19%	6%
Baa1	364	6%	3%	6%	7%	4%	6%	1%	16%	0%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	27%	20%
Baa2	276	2%	4%	5%	9%	11%	4%	8%	6%	12%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	31%	7%
Baa3	348	1%	3%	3%	5%	6%	8%	7%	11%	3%	18%	1%	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	24%	7%
Ba1	296	0%	1%	1%	1%	2%	4%	4%	6%	12%	8%	17%	0%	2%	0%	1%	0%	1%	0%	0%	0%	0%	0%	25%	13%
Ba2	339	0%	0%	1%	1%	1%	3%	4%	6%	4%	8%	4%	27%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	27%	14%
Ba3	264	0%	2%	0%	2%	1%	5%	2%	7%	6%	3%	12%	2%	23%	0%	2%	0%	1%	0%	0%	0%	0%	0%	17%	15%
B1	1,049	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	1%	3%	1%	50%	0%	0%	0%	0%	0%	0%	0%	2%	29%	8%
B2	300	0%	0%	0%	0%	0%	0%	1%	2%	4%	3%	5%	5%	6%	5%	34%	0%	3%	0%	0%	0%	0%	3%	19%	9%
B3	297	0%	0%	0%	0%	0%	0%	1%	1%	1%	2%	5%	6%	2%	9%	2%	40%	4%	1%	0%	0%	0%	2%	11%	12%
Caa1	478	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	2%	2%	1%	1%	5%	1%	51%	0%	0%	0%	0%	5%	17%	14%
Caa2	441	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	2%	1%	3%	1%	62%	0%	1%	0%	5%	7%	15%
Caa3	550	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	2%	3%	1%	69%	2%	0%	6%	5%	10%
Ca	1,176	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	1%	81%	0%	6%	4%	6%
C	615	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	1%	63%	20%	6%	7%
Total	11,506																								

RMBS - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,616	18%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	76%	4%
Aa1	276	8%	2%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	9%
Aa2	319	2%	8%	3%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	11%
Aa3	354	6%	3%	1%	2%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	72%	4%
A1	443	0%	2%	1%	1%	2%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	79%	13%
A2	676	1%	1%	0%	1%	16%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	70%	8%
A3	900	1%	2%	0%	0%	0%	2%	1%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	70%	21%
Baa1	1,399	0%	1%	0%	1%	1%	1%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	47%	46%
Baa2	775	1%	4%	1%	1%	1%	1%	1%	1%	0%	0%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	52%	35%
Baa3	958	1%	3%	0%	1%	0%	0%	0%	0%	0%	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	1%	49%	42%
Ba1	924	1%	1%	0%	0%	0%	1%	0%	1%	0%	0%	0%	1%	0%	1%	0%	0%	1%	0%	0%	0%	0%	3%	51%	39%
Ba2	813	2%	2%	0%	0%	0%	1%	0%	0%	0%	0%	1%	1%	0%	1%	0%	0%	1%	0%	0%	0%	0%	2%	45%	41%
Ba3	963	0%	2%	0%	0%	0%	1%	0%	0%	1%	0%	1%	1%	0%	1%	1%	0%	2%	0%	0%	0%	0%	1%	38%	50%
B1	952	0%	1%	1%	1%	1%	1%	0%	0%	1%	1%	0%	1%	0%	4%	0%	1%	1%	0%	0%	0%	0%	5%	41%	41%
B2	926	0%	1%	1%	1%	1%	0%	0%	1%	0%	1%	1%	1%	0%	1%	1%	0%	1%	0%	0%	0%	0%	6%	39%	42%
B3	1,274	1%	1%	1%	1%	0%	1%	0%	1%	0%	1%	0%	1%	0%	3%	0%	2%	4%	1%	0%	0%	0%	9%	37%	34%
Caa1	1,880	1%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	1%	0%	2%	0%	1%	3%	1%	1%	1%	0%	27%	24%	35%
Caa2	1,944	0%	0%	1%	1%	1%	0%	0%	0%	0%	1%	1%	1%	0%	3%	0%	1%	1%	6%	1%	1%	0%	35%	16%	29%
Caa3	1,755	1%	1%	0%	1%	0%	0%	1%	1%	1%	1%	1%	1%	1%	3%	1%	1%	2%	2%	15%	3%	0%	29%	14%	21%
Ca	2,974	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	1%	2%	1%	1%	1%	2%	1%	27%	1%	25%	15%	18%
C	3,981	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%	1%	1%	1%	1%	2%	2%	8%	45%	15%	15%
Total	26,102																								

Commercial Mortgage Backed Securities (CMBS)

CMBS - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,807	86%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%
Aa1	100	2%	85%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%
Aa2	217	0%	0%	88%	1%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%
Aa3	248	0%	0%	0%	83%	3%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%
A1	75	1%	0%	0%	0%	75%	1%	7%	0%	1%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	12%	0%
A2	76	0%	0%	0%	0%	0%	66%	3%	8%	3%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%
A3	175	0%	0%	0%	0%	1%	0%	78%	2%	10%	0%	2%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	7%	0%
Baa1	66	0%	0%	0%	0%	0%	0%	0%	67%	3%	15%	2%	3%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	9%	0%
Baa2	72	0%	0%	0%	0%	0%	0%	0%	0%	76%	1%	8%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%
Baa3	104	1%	0%	0%	0%	0%	0%	0%	1%	0%	77%	4%	8%	0%	2%	0%	1%	0%	0%	0%	0%	0%	0%	7%	0%
Ba1	42	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	5%	17%	2%	5%	5%	2%	0%	0%	0%	0%	0%	14%	0%
Ba2	49	0%	0%	0%	0%	2%	0%	0%	0%	0%	2%	0%	55%	0%	33%	0%	4%	2%	0%	0%	2%	0%	0%	0%	0%
Ba3	64	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	3%	14%	2%	6%	0%	0%	0%	2%	0%	6%	0%
B1	29	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	52%	14%	21%	3%	0%	0%	0%	0%	0%	7%	0%
B2	41	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	2%	68%	2%	5%	7%	7%	0%	2%	0%	2%	0%
B3	54	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	61%	2%	20%	6%	2%	2%	0%	7%	0%
Caa1	23	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	30%	13%	26%	0%	4%	0%	17%	4%
Caa2	33	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	42%	36%	6%	6%	6%	3%	0%
Caa3	51	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	61%	4%	24%	6%	6%	0%
Ca	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	20%	7%	13%	0%
C	49	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	84%	12%	4%	0%
Total	3,390																								

CMBS - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,895	62%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	37%	0%
Aa1	79	5%	56%	0%	4%	0%	1%	1%	0%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%
Aa2	185	2%	2%	73%	1%	3%	1%	0%	0%	1%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	16%	0%
Aa3	255	2%	5%	5%	55%	2%	7%	2%	1%	2%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	0%
A1	64	0%	0%	3%	11%	33%	3%	3%	2%	3%	0%	2%	0%	2%	0%	2%	0%	2%	0%	0%	0%	0%	0%	36%	0%
A2	64	2%	0%	0%	2%	8%	25%	0%	5%	2%	3%	2%	0%	2%	2%	3%	2%	0%	0%	0%	0%	0%	0%	45%	0%
A3	173	1%	0%	2%	2%	5%	8%	34%	5%	9%	2%	3%	2%	1%	2%	1%	1%	1%	1%	0%	1%	0%	0%	21%	0%
Baa1	58	0%	0%	0%	0%	0%	2%	17%	21%	3%	7%	0%	2%	2%	0%	2%	2%	0%	0%	2%	0%	0%	0%	41%	0%
Baa2	53	0%	0%	0%	0%	0%	4%	4%	8%	51%	4%	8%	2%	0%	0%	2%	2%	0%	0%	0%	0%	0%	0%	17%	0%
Baa3	121	2%	0%	0%	0%	1%	2%	3%	5%	15%	26%	3%	7%	2%	4%	1%	2%	0%	1%	1%	0%	0%	1%	25%	1%
Ba1	45	0%	0%	0%	0%	2%	0%	2%	2%	0%	0%	11%	2%	7%	4%	7%	4%	0%	4%	9%	0%	2%	4%	36%	2%
Ba2	40	0%	0%	0%	0%	3%	0%	0%	0%	3%	0%	3%	13%	3%	18%	0%	8%	3%	5%	5%	3%	5%	0%	20%	13%
Ba3	55	2%	0%	0%	0%	0%	0%	0%	0%	0%	4%	4%	11%	18%	4%	9%	2%	13%	4%	2%	0%	0%	0%	29%	0%
B1	44	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	5%	0%	0%	7%	5%	2%	2%	9%	9%	5%	9%	5%	41%	0%
B2	33	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	3%	0%	3%	9%	15%	6%	6%	12%	15%	3%	0%	3%	21%	0%
B3	62	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	0%	3%	5%	16%	2%	10%	16%	0%	11%	2%	34%	0%
Caa1	50	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	2%	0%	2%	4%	4%	12%	0%	14%	12%	46%	2%
Caa2	29	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	21%	17%	10%	10%	24%	17%	0%
Caa3	45	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	0%	36%	0%	18%	22%	22%	0%
Ca	27	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	22%	19%	33%	22%	4%
C	61	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	39%	48%	13%	0%
Total	3,438																								

CMBS - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,453	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	98%	0%
Aa1	92	1%	1%	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	95%	0%
Aa2	183	0%	1%	1%	1%	0%	1%	1%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	93%	0%
Aa3	192	2%	1%	2%	2%	1%	2%	1%	1%	2%	0%	1%	2%	1%	1%	1%	1%	0%	0%	1%	1%	0%	1%	81%	0%
A1	158	0%	1%	0%	5%	1%	0%	2%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	88%	0%
A2	188	0%	0%	0%	1%	1%	1%	0%	2%	1%	1%	1%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	1%	93%	0%
A3	216	0%	0%	1%	0%	1%	0%	1%	1%	2%	1%	0%	0%	0%	0%	2%	1%	0%	1%	1%	0%	1%	0%	83%	0%
Baa1	159	0%	0%	0%	1%	0%	0%	1%	0%	8%	4%	0%	1%	1%	1%	1%	1%	0%	0%	1%	0%	0%	1%	82%	0%
Baa2	171	0%	0%	0%	0%	1%	1%	1%	0%	1%	0%	0%	0%	0%	1%	0%	1%	1%	0%	0%	0%	0%	1%	95%	0%
Baa3	294	0%	0%	0%	0%	0%	0%	1%	1%	2%	0%	1%	1%	1%	1%	0%	1%	0%	2%	4%	0%	1%	3%	79%	0%
Ba1	177	0%	0%	0%	0%	0%	0%	1%	0%	1%	1%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	3%	94%	0%
Ba2	186	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	1%	0%	0%	1%	2%	2%	2%	3%	4%	2%	6%	9%	68%	1%
Ba3	130	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	1%	0%	2%	1%	0%	4%	11%	82%	0%
B1	162	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	1%	0%	1%	10%	86%	1%
B2	191	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	1%	4%	2%	9%	11%	73%	0%
B3	179	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	1%	0%	1%	15%	82%	1%
Caa1	196	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	1%	0%	1%	1%	0%	0%	0%	0%	30%	67%	1%
Caa2	223	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	0%	32%	64%	1%
Caa3	349	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	1%	42%	50%	1%
Ca	170	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	2%	60%	34%	1%
C	416	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	80%	16%	0%
Total	5,485																								

CMBS: Commercial real estate (CRE) CDOs, where 70% or more of the collateral is comprised of CRE loans, are classified as CMBS. If the collateral backing the transaction contains less than 70% CRE loans, then the deal is classified as a CDO.

Collateralized Loan Obligations (CLOs)

CLOs - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,510	92%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%
Aa1	334	38%	58%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Aa2	1,143	8%	19%	71%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
Aa3	68	18%	25%	10%	38%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%
A1	164	1%	9%	8%	23%	54%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%
A2	957	0%	0%	1%	4%	21%	72%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
A3	51	0%	4%	2%	8%	12%	16%	53%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Baa1	62	0%	0%	2%	0%	2%	3%	18%	69%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%
Baa2	131	2%	0%	0%	0%	0%	4%	5%	13%	73%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Baa3	881	0%	0%	0%	0%	0%	0%	0%	1%	7%	89%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
Ba1	58	0%	0%	0%	0%	0%	0%	0%	0%	2%	10%	79%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%
Ba2	197	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	5%	91%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%
Ba3	946	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	95%	2%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%
B1	127	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	87%	2%	2%	1%	0%	0%	0%	0%	1%	6%	0%
B2	133	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	86%	8%	2%	1%	0%	0%	0%	0%	2%	0%
B3	379	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	85%	5%	3%	0%	0%	0%	0%	5%	0%
Caa1	39	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	54%	23%	13%	0%	0%	0%	8%	0%
Caa2	29	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	52%	38%	0%	0%	3%	7%	0%
Caa3	8	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	38%	25%	0%	0%	38%	0%
Ca	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%
C	-																								
Total	8,218																								

CLOs - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,917	40%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	60%	0%
Aa1	126	26%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	68%	0%
Aa2	1,149	20%	24%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	47%	0%
Aa3	30	27%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	70%	0%
A1	44	27%	0%	7%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	61%	0%
A2	933	2%	3%	2%	8%	24%	16%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	45%	0%
A3	55	2%	0%	5%	9%	7%	18%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	53%	0%
Baa1	26	15%	0%	0%	4%	4%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73%	0%
Baa2	195	1%	1%	0%	1%	1%	4%	6%	22%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	41%	0%
Baa3	665	0%	1%	0%	0%	1%	1%	1%	2%	9%	40%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	45%	0%
Ba1	92	0%	0%	1%	0%	1%	0%	0%	4%	5%	27%	28%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%
Ba2	235	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	5%	61%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	32%	0%
Ba3	592	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	58%	3%	0%	0%	0%	0%	0%	0%	0%	1%	36%	0%
B1	177	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	2%	10%	46%	2%	1%	1%	0%	0%	0%	0%	1%	37%	0%
B2	194	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	47%	8%	2%	1%	0%	0%	0%	1%	30%	0%
B3	164	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	2%	6%	44%	9%	7%	1%	0%	0%	1%	30%	0%
Caa1	58	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	33%	16%	7%	2%	0%	3%	33%	0%
Caa2	55	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	29%	22%	0%	0%	5%	36%	0%
Caa3	24	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%	0%	8%	0%	0%	8%	75%	0%
Ca	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	20%	60%	0%
C	-																								
Total	6,736																								

CLOs - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	1,504	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Aa1	245	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Aa2	177	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Aa3	114	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
A1	103	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
A2	160	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
A3	123	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Baa1	100	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Baa2	119	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Baa3	153	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	99%	0%
Ba1	198	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Ba2	207	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Ba3	170	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	98%	0%
B1	112	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	98%	0%
B2	30	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	97%	0%
B3	26	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Caa1	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	87%	0%
Caa2	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	92%	0%
Caa3	17	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	94%	0%
Ca	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	86%	0%
C	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%
Total	3,599																								

Collateralized Debt Obligations (CDOs)

CDOs - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	177	95%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%
Aa1	68	22%	74%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Aa2	79	4%	10%	77%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%
Aa3	46	9%	9%	2%	78%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
A1	24	0%	13%	4%	13%	63%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%
A2	49	2%	2%	0%	4%	0%	88%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
A3	53	0%	0%	0%	6%	8%	2%	77%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Baa1	23	0%	0%	4%	9%	13%	13%	13%	48%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	23	0%	0%	0%	0%	0%	0%	17%	0%	70%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%
Baa3	53	0%	0%	0%	0%	0%	0%	4%	6%	4%	79%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Ba1	23	0%	0%	0%	0%	0%	0%	0%	0%	4%	4%	87%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Ba2	17	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	6%	76%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Ba3	58	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	3%	93%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	43%	0%	0%	0%	0%	0%	0%	0%	0%	57%	0%
B2	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	13	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	77%	0%	0%	0%	0%	0%	23%	0%
Caa2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	80%	0%	0%	0%	0%	0%	0%
Caa3	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	83%	0%	0%	0%	17%	0%
Ca	47	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	85%	0%	11%	2%	2%
C	102	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	84%	15%	0%	1%
Total	890																								

CDOs - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	162	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	49%	1%
Aa1	60	30%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	2%
Aa2	64	17%	16%	23%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	44%	0%
Aa3	53	2%	19%	21%	26%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	2%
A1	22	5%	5%	23%	9%	45%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%
A2	39	8%	5%	3%	5%	5%	38%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	36%	0%
A3	52	0%	0%	4%	8%	10%	6%	29%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	42%	0%
Baa1	13	0%	0%	8%	8%	8%	38%	0%	23%	0%	0%	0%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%
Baa2	16	0%	0%	0%	6%	0%	13%	6%	0%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	69%	0%
Baa3	61	0%	0%	0%	0%	2%	2%	5%	11%	10%	21%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	49%	0%
Ba1	22	0%	0%	0%	0%	0%	0%	0%	9%	14%	5%	55%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	0%
Ba2	12	0%	0%	0%	0%	0%	0%	8%	0%	0%	8%	25%	42%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%
Ba3	46	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	9%	2%	65%	0%	0%	0%	0%	0%	0%	0%	0%	0%	22%	0%
B1	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	6%	19%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	69%	0%
B2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%	64%	0%	0%	0%	0%	0%	0%	27%	0%
Caa1	19	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	11%	5%	11%	53%	0%	0%	0%	0%	0%	16%	0%
Caa2	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	55%	0%	36%	0%	0%	0%	0%	9%	0%
Caa3	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%	33%	0%	0%	20%	33%	7%
Ca	68	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	59%	0%	21%	7%	13%
C	174	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	49%	39%	2%	10%
Total	939																								

CDOs - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	244	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	93%	4%
Aa1	44	5%	9%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	82%	2%
Aa2	55	4%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	91%	4%
Aa3	27	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	70%	7%
A1	55	13%	5%	0%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	76%	4%
A2	71	6%	6%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	85%	1%
A3	65	8%	9%	2%	3%	0%	5%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	68%	5%
Baa1	41	10%	7%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73%	7%
Baa2	49	2%	4%	2%	6%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	82%	2%
Baa3	53	6%	13%	9%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	66%	2%
Ba1	54	4%	4%	9%	6%	0%	0%	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	70%	4%
Ba2	49	4%	0%	6%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	82%	6%
Ba3	34	0%	0%	6%	0%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	91%	0%
B1	27	0%	4%	0%	0%	11%	0%	0%	0%	0%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	81%	0%
B2	37	0%	0%	3%	0%	0%	3%	0%	0%	0%	0%	3%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	89%	0%
B3	40	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	8%	0%	0%	0%	0%	3%	63%	18%
Caa1	56	0%	0%	0%	2%	9%	2%	2%	4%	0%	0%	9%	4%	4%	0%	0%	2%	0%	0%	0%	0%	0%	2%	63%	0%
Caa2	66	2%	0%	5%	0%	2%	2%	0%	0%	3%	2%	3%	0%	3%	0%	0%	0%	2%	2%	2%	0%	0%	6%	65%	5%
Caa3	157	1%	1%	1%	1%	1%	2%	1%	0%	1%	0%	0%	0%	1%	0%	0%	3%	2%	0%	0%	0%	0%	7%	70%	11%
Ca	375	0%	0%	0%	0%	0%	0%	0%	2%	0%	1%	1%	1%	1%	0%	1%	1%	1%	0%	1%	9%	2%	26%	34%	21%
C	593	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	1%	0%	0%	1%	0%	1%	0%	1%	13%	54%	13%	15%
Total	2,192																								

CDO: Derivative securities such as structured notes and repackaged securities are not considered as part of this sector. Commercial real estate (CRE) CDOs are also excluded (see the definition of CMBS).

Asset-Backed Commercial Paper (ABCP)

ABCP - 1-Year Transition and Default Rates
(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)				Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	P-1	P-2	P-3	NP	Default	Paid Off	Withdrawn (other)
P-1	116	96%	0%	0%	0%	0%	4%	0%
P-2	6	17%	33%	0%	0%	0%	50%	0%
P-3	-							
NP	1	0%	0%	0%	100%	0%	0%	0%
Total	123							

ABCP - 3-Year Transition and Default Rates
(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)				Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	P-1	P-2	P-3	NP	Default	Paid Off	Withdrawn (other)
P-1	115	89%	0%	0%	0%	0%	10%	2%
P-2	2	0%	100%	0%	0%	0%	0%	0%
P-3	-							
NP	1	0%	0%	0%	100%	0%	0%	0%
Total	118							

ABCP - 10-Year Transition and Default Rates
(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)				Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	P-1	P-2	P-3	NP	Default	Paid Off	Withdrawn (other)
P-1	115	59%	1%	0%	0%	0%	35%	5%
P-2	9	33%	11%	0%	0%	0%	33%	22%
P-3	1	0%	0%	0%	0%	0%	0%	100%
NP	-							
Total	125							

ABCP: Please note that ABCP is reported on program level instead of on tranche level. Most ABCP programs only have one tranche rating. A few programs have short-term tranches denominated in different currencies but their ratings are invariably the same. Therefore, we report only one rating for each program to avoid redundancy.

Other Asset Backed Securities (Other ABS)

Other ABS - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,396	73%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	27%	0%
Aa1	274	20%	57%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	21%	0%
Aa2	227	23%	15%	41%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%
Aa3	193	7%	11%	6%	58%	0%	0%	0%	0%	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	1%
A1	134	5%	8%	7%	10%	51%	0%	0%	4%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	1%
A2	163	1%	5%	7%	10%	12%	49%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	1%
A3	99	2%	1%	5%	3%	12%	13%	42%	1%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	16%	1%
Baa1	101	1%	0%	0%	5%	2%	10%	10%	51%	0%	6%	5%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	8%	1%
Baa2	151	1%	1%	1%	1%	6%	5%	13%	7%	46%	3%	5%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	13%	0%
Baa3	134	0%	0%	0%	1%	1%	1%	2%	7%	6%	41%	21%	3%	0%	4%	0%	0%	0%	0%	0%	0%	0%	0%	11%	1%
Ba1	72	0%	0%	0%	0%	4%	3%	3%	4%	7%	8%	53%	1%	0%	3%	0%	0%	0%	0%	0%	1%	1%	0%	11%	0%
Ba2	86	0%	0%	0%	0%	0%	0%	1%	1%	5%	12%	17%	52%	2%	1%	2%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Ba3	45	0%	0%	0%	0%	0%	0%	0%	4%	2%	4%	4%	9%	60%	7%	0%	0%	0%	0%	2%	0%	0%	0%	7%	0%
B1	46	0%	0%	0%	0%	0%	0%	0%	2%	0%	0%	2%	4%	7%	59%	0%	0%	0%	0%	0%	0%	0%	11%	15%	0%
B2	51	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	8%	4%	10%	2%	65%	0%	2%	0%	0%	0%	0%	0%	8%	0%
B3	31	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	3%	6%	52%	0%	0%	6%	6%	13%	0%	10%	0%
Caa1	18	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%	0%	0%	0%	94%	0%	0%	0%	0%	0%	0%	0%
Caa2	19	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%	0%	53%	5%	0%	0%	0%	32%	0%
Caa3	26	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73%	4%	0%	0%	23%	0%
Ca	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%	81%	6%	0%	6%	0%
C	42	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	98%	0%	2%	0%
Total	4,324																								

Other ABS - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,321	36%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	63%	0%
Aa1	287	10%	31%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	55%	1%
Aa2	183	11%	4%	11%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73%	0%
Aa3	199	1%	4%	4%	32%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	59%	1%
A1	155	6%	3%	8%	2%	18%	2%	1%	3%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	54%	1%
A2	137	3%	3%	1%	3%	7%	18%	1%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	64%	0%
A3	83	6%	5%	1%	1%	5%	7%	13%	4%	5%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	47%	4%
Baa1	102	9%	1%	0%	3%	2%	5%	4%	9%	3%	5%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	57%	1%
Baa2	125	5%	2%	1%	2%	2%	2%	4%	10%	11%	3%	5%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	1%	51%	1%
Baa3	160	1%	1%	0%	1%	1%	2%	0%	2%	3%	11%	17%	3%	0%	4%	0%	0%	0%	0%	0%	0%	0%	3%	45%	7%
Ba1	71	1%	0%	1%	0%	1%	3%	1%	4%	0%	3%	14%	0%	0%	3%	0%	0%	0%	0%	0%	0%	0%	3%	49%	15%
Ba2	59	0%	0%	0%	2%	2%	0%	2%	8%	5%	5%	8%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	42%	7%
Ba3	47	2%	2%	0%	0%	4%	0%	0%	0%	0%	0%	11%	13%	15%	0%	0%	0%	0%	0%	0%	0%	0%	0%	49%	4%
B1	51	4%	2%	0%	0%	0%	4%	0%	2%	0%	0%	0%	2%	8%	31%	2%	0%	0%	0%	0%	0%	0%	4%	35%	6%
B2	53	8%	0%	0%	0%	4%	0%	2%	0%	0%	2%	2%	2%	2%	6%	21%	0%	0%	0%	2%	0%	0%	0%	43%	8%
B3	37	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	8%	0%	0%	0%	11%	30%	0%	0%	0%	0%	0%	0%	49%	3%
Caa1	20	0%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%	10%	55%	0%	0%	0%	0%	0%	15%	10%
Caa2	27	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%	0%	0%	11%	0%	7%	33%	4%	4%	0%	0%	30%	7%
Caa3	32	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	3%	3%	56%	3%	0%	3%	25%	3%
Ca	18	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	6%	0%	72%	6%	0%	11%	0%
C	64	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	64%	31%	2%	3%
Total	4,231																								

Other ABS - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	2,364	9%	1%	0%	1%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	86%	0%
Aa1	239	13%	2%	0%	1%	5%	0%	1%	2%	4%	1%	5%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	64%	0%
Aa2	230	3%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	93%	2%
Aa3	204	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	90%	3%
A1	244	3%	0%	0%	0%	0%	0%	0%	2%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	90%	0%
A2	382	8%	1%	0%	2%	1%	2%	1%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	83%	1%
A3	345	1%	1%	0%	0%	1%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	92%	3%
Baa1	185	2%	0%	0%	1%	1%	2%	1%	2%	1%	2%	2%	1%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	82%	4%
Baa2	260	0%	0%	2%	1%	0%	0%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	87%	4%
Baa3	117	0%	1%	1%	0%	0%	0%	0%	3%	0%	3%	1%	3%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	79%	6%
Ba1	129	0%	0%	1%	0%	0%	1%	1%	1%	1%	0%	2%	0%	0%	1%	1%	0%	0%	0%	0%	0%	0%	2%	86%	5%
Ba2	106	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	1%	1%	2%	0%	0%	1%	0%	0%	4%	0%	0%	0%	87%	4%
Ba3	147	0%	0%	1%	0%	0%	0%	0%	0%	1%	1%	1%	4%	1%	1%	1%	1%	1%	0%	1%	0%	0%	0%	83%	5%
B1	111	0%	1%	0%	0%	0%	0%	1%	0%	0%	0%	4%	0%	3%	5%	5%	1%	1%	2%	1%	0%	0%	0%	71%	6%
B2	83	0%	0%	0%	0%	2%	0%	0%	0%	0%	0%	0%	1%	0%	4%	2%	8%	0%	2%	2%	0%	0%	0%	67%	10%
B3	78	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	3%	0%	4%	3%	1%	0%	1%	3%	72%	13%
Caa1	57	0%	2%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	4%	2%	2%	2%	5%	4%	5%	60%	12%
Caa2	51	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	4%	8%	4%	0%	10%	59%	10%
Caa3	46	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%	7%	9%	4%	13%	48%	11%
Ca	57	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%	2%	2%	14%	60%	18%
C	127	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	28%	31%	25%	15%
Total	5,562																								

Other Structured Finance Products (Other SFPs)

Other SFPs - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	7,670	98%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%
Aa1	915	11%	88%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%
Aa2	191	16%	32%	47%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	0%
Aa3	288	1%	8%	14%	66%	4%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
A1	199	0%	11%	14%	9%	50%	2%	3%	2%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%
A2	220	0%	0%	1%	5%	17%	67%	2%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%
A3	210	1%	0%	0%	0%	7%	28%	41%	0%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	1%
Baa1	68	0%	0%	0%	0%	1%	7%	24%	43%	12%	3%	1%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	3%
Baa2	98	0%	0%	0%	0%	0%	0%	16%	23%	55%	0%	1%	3%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	159	0%	0%	0%	0%	0%	0%	0%	3%	36%	57%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
Ba1	104	0%	0%	0%	0%	0%	0%	0%	0%	4%	13%	79%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%
Ba2	71	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	37%	55%	0%	1%	0%	3%	0%	1%	0%	0%	0%	0%	1%	0%
Ba3	62	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	11%	69%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	44	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	5%	86%	0%	0%	0%	0%	0%	2%	0%	0%	2%	2%
B2	41	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	37%	51%	2%	5%	0%	0%	0%	0%	0%	0%	2%
B3	42	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	31%	62%	0%	2%	0%	2%	0%	0%	0%	2%
Caa1	67	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	76%	3%	1%	3%	0%	3%	7%	4%
Caa2	151	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	93%	0%	1%	1%	0%	1%	5%
Caa3	246	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	93%	3%	1%	0%	0%	3%
Ca	343	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	94%	1%	0%	1%	5%
C	267	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	87%	0%	9%	5%
Total	11,456																								

Other SFPs - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	3,771	66%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	31%	2%
Aa1	381	38%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	2%
Aa2	175	19%	23%	30%	0%	4%	0%	0%	0%	0%	0%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	22%	1%
Aa3	181	14%	11%	3%	31%	2%	6%	1%	3%	1%	1%	2%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	0%
A1	208	14%	5%	7%	9%	32%	3%	3%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	21%	0%
A2	151	5%	8%	1%	4%	23%	28%	2%	1%	2%	1%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	23%	1%
A3	112	16%	9%	7%	11%	4%	11%	12%	2%	4%	1%	0%	2%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	18%	3%
Baa1	82	9%	4%	5%	0%	6%	0%	23%	16%	9%	1%	0%	2%	0%	0%	0%	2%	0%	1%	0%	0%	0%	1%	20%	1%
Baa2	60	0%	3%	0%	2%	8%	13%	0%	10%	12%	0%	0%	3%	2%	2%	0%	0%	0%	0%	0%	0%	0%	0%	43%	2%
Baa3	166	10%	14%	7%	2%	3%	8%	0%	2%	15%	11%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	23%	3%
Ba1	88	0%	10%	0%	0%	0%	17%	1%	1%	13%	1%	17%	1%	0%	9%	0%	0%	0%	0%	0%	0%	0%	0%	25%	5%
Ba2	62	0%	0%	8%	0%	0%	0%	11%	8%	11%	0%	19%	15%	0%	2%	0%	0%	0%	0%	0%	0%	0%	0%	21%	5%
Ba3	39	0%	0%	0%	0%	0%	0%	0%	0%	5%	15%	3%	10%	18%	3%	0%	0%	0%	0%	3%	0%	0%	0%	33%	10%
B1	33	0%	0%	0%	0%	0%	0%	27%	0%	0%	0%	0%	6%	6%	42%	0%	0%	0%	3%	0%	3%	0%	3%	6%	3%
B2	54	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	0%	2%	28%	37%	0%	6%	2%	0%	4%	2%	0%	6%	13%
B3	70	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	9%	3%	1%	1%	19%	34%	6%	1%	0%	7%	1%	0%	7%	9%
Caa1	92	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	50%	2%	0%	2%	4%	1%	18%	21%
Caa2	193	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	72%	1%	9%	1%	0%	5%	12%
Caa3	301	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	75%	6%	2%	0%	2%	16%
Ca	353	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	82%	2%	0%	3%	13%
C	313	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	70%	1%	16%	12%
Total	6,885																								

Other SFPs - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	818	23%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	73%	2%
Aa1	77	13%	5%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	70%	8%
Aa2	58	14%	7%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	10%
Aa3	149	5%	2%	1%	1%	7%	1%	0%	1%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	80%	1%
A1	159	1%	1%	1%	3%	14%	9%	1%	0%	1%	1%	1%	1%	1%	0%	0%	2%	0%	1%	0%	0%	0%	1%	62%	1%
A2	142	0%	0%	0%	5%	5%	1%	1%	0%	2%	0%	1%	3%	1%	0%	0%	0%	0%	0%	0%	1%	0%	1%	75%	5%
A3	220	4%	8%	0%	0%	9%	2%	1%	1%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	6%
Baa1	213	0%	5%	0%	0%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	59%	33%
Baa2	121	2%	1%	0%	2%	0%	0%	2%	3%	0%	0%	0%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	61%	28%
Baa3	145	2%	0%	1%	0%	1%	0%	1%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	63%	31%
Ba1	117	2%	1%	0%	2%	0%	0%	0%	0%	0%	3%	1%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	0%	63%	22%
Ba2	113	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	1%	0%	1%	0%	1%	3%	0%	0%	0%	3%	2%	53%	31%
Ba3	662	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	0%	0%	0%	0%	1%	0%	1%	0%	0%	2%	7%	1%	48%	36%
B1	172	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	1%	1%	1%	1%	0%	2%	1%	45%	47%
B2	162	0%	0%	0%	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	3%	0%	2%	0%	0%	1%	1%	0%	36%	57%
B3	194	0%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	2%	5%	2%	1%	1%	1%	0%	37%	49%
Caa1	436	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	6%	1%	2%	2%	10%	27%	49%
Caa2	675	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	13%	3%	4%	3%	5%	28%	43%
Caa3	863	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	21%	12%	1%	2%	23%	38%
Ca	683	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	1%	3%	23%	7%	6%	21%	38%
C	526	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	0%	3%	18%	11%	37%	30%
Total	6,705																								

Other SFPs includes the following Moody's rated long-term product lines:*

- ABS - Leases - Aircraft - Repacs
- ABS - Repackaged Securities
- CDO - Repackaged Securities
- CDO - Repackaged Securities - CLO
- CDO - Resecuritization - Cash Flow
- CDO - Resecuritization - Synthetic
- Covered Bonds **
- MBS - Resecuritized Agency Guaranteed
- MBS - Resecuritized MBS
- Other - CAPCO
- Other - Repackaged Securities
- Other - Structured Covered Bonds
- Other - Structured Notes
- Other - Tax Credit Linked Structured Notes
- Structured Investment Vehicles - CDO

* Interest-Only (IO) tranches, combination securities (combo notes), and exchangeable certificates are included as other structured finance products, irrespective of their product line.

** Please note that single-issuer covered bonds are reported on deal level instead of on series level. The rationale is that ratings of a covered bond deal are almost always unambiguously the same as ratings of such deal's underlying series. Given a covered bond deal could have as many as 300 series issued under it, reporting on series level would introduce a great amount of redundancy. In the rare cases where a covered bond deal has different ratings on its concurrently outstanding series, the rating for a covered bond deal is generally taken as the rating of the highest rated series.

Sovereign Issuers

Sovereign Issuers - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	12	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	2	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	4	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	9	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	7	0%	0%	0%	14%	86%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	7	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	4	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	4	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	11	0%	0%	0%	0%	0%	0%	9%	0%	82%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	6	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	83%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	29%	0%	57%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	89%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	12	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	50%	8%	17%	0%	0%	0%	0%	8%	0%	0%
B3	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	86%	7%	0%	0%	0%	0%	7%	0%	0%
Caa1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	57%	14%	14%	0%	0%	0%	0%	0%
Caa2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	50%	0%	0%
Caa3	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	25%	0%	0%	25%	0%	0%
Ca	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	50%
C	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%
Total	**136**																								

Sovereign Issuers - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	12	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	2	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	4	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	9	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	7	0%	0%	0%	0%	86%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	7	0%	0%	0%	14%	0%	71%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	5	0%	0%	0%	0%	0%	20%	60%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	6	0%	0%	0%	0%	0%	0%	0%	50%	17%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	5	0%	0%	0%	0%	0%	0%	0%	0%	80%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	8	0%	0%	0%	0%	0%	0%	13%	0%	25%	38%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	0%	13%
Ba1	5	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%	60%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	6	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	17%	50%	0%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%	18%	36%	27%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	80%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B2	18	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	33%	17%	17%	6%	0%	0%	11%	0%	0%
B3	16	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	13%	0%	6%	0%	0%	31%	0%	0%
Caa1	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	43%	29%	0%	0%	0%	0%	29%	0%	0%
Caa2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	25%	0%	0%	25%	0%	25%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Ca	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
C	-																								
Total	**139**																								

Sovereign Issuers - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	14	86%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	4	0%	0%	25%	75%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	4	0%	0%	50%	25%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	10	0%	0%	10%	40%	30%	20%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	4	0%	0%	0%	25%	50%	0%	0%	0%	0%	0%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A2	3	0%	0%	0%	0%	0%	67%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	2	0%	0%	0%	0%	0%	50%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	9	0%	0%	0%	0%	0%	11%	0%	11%	11%	11%	0%	22%	0%	11%	0%	0%	0%	0%	0%	0%	0%	11%	0%	11%
Baa2	8	0%	0%	0%	0%	0%	0%	13%	25%	13%	25%	0%	13%	0%	0%	13%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	12	0%	0%	0%	0%	0%	8%	0%	8%	33%	17%	8%	0%	0%	17%	0%	8%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	6	0%	0%	0%	17%	0%	0%	17%	0%	33%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	13	0%	0%	0%	0%	0%	0%	8%	0%	0%	0%	8%	8%	0%	15%	0%	8%	15%	8%	0%	0%	0%	31%	0%	0%
B1	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	13%	20%	13%	13%	0%	0%	0%	0%	0%	33%	0%	0%
B2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	25%	25%	25%	0%	0%	0%	0%	0%	0%	0%	0%
B3	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	0%	0%	0%	0%	0%	33%	0%	0%
Caa1	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	0%	17%	0%	0%	50%	0%	17%
Caa2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	33%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ca	-																								
C	-																								
Total	125																								

United States Public Finance

United States Public Finance - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022	Number of Ratings Outstanding	Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings		Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	741	98%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%
Aa1	1,006	2%	95%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Aa2	2,259	0%	3%	92%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
Aa3	2,300	0%	0%	3%	91%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
A1	1,937	0%	0%	0%	5%	88%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
A2	1,072	0%	0%	0%	1%	7%	85%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
A3	607	0%	0%	0%	0%	1%	12%	80%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	4%
Baa1	275	0%	0%	0%	0%	0%	1%	19%	74%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Baa2	281	0%	0%	0%	0%	0%	1%	3%	13%	77%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Baa3	262	0%	0%	0%	0%	0%	0%	0%	2%	19%	70%	4%	2%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%
Ba1	70	0%	0%	0%	0%	1%	0%	0%	1%	3%	6%	73%	10%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
Ba2	49	0%	0%	0%	0%	0%	0%	0%	0%	2%	2%	8%	80%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%
Ba3	23	0%	0%	0%	0%	0%	4%	0%	0%	0%	0%	0%	13%	48%	26%	0%	4%	0%	0%	0%	0%	0%	0%	0%	4%
B1	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	0%	64%	18%	0%	0%	0%	0%	0%	0%	9%	0%	0%
B2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	67%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	75%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%	0%	0%	0%	0%	0%	0%	33%
Caa2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	0%	0%	0%	0%	0%	75%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Ca	-																								
C	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Total	10,909																								

United States Public Finance - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020	Number of Ratings Outstanding	Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings		Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	709	93%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%
Aa1	1,028	7%	79%	6%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	6%
Aa2	2,344	0%	7%	76%	7%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	7%
Aa3	2,207	0%	0%	10%	72%	7%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	8%
A1	1,990	0%	0%	2%	15%	66%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	10%
A2	1,126	0%	0%	0%	3%	18%	62%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	10%
A3	652	0%	0%	0%	0%	7%	19%	55%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	12%
Baa1	308	0%	0%	0%	0%	5%	6%	23%	47%	7%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%
Baa2	266	0%	0%	0%	0%	1%	4%	8%	15%	52%	6%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	1%	8%
Baa3	254	0%	0%	0%	0%	0%	1%	6%	9%	20%	46%	2%	4%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	2%	8%
Ba1	75	0%	0%	0%	0%	0%	0%	3%	1%	8%	12%	44%	11%	0%	1%	1%	3%	0%	0%	0%	0%	0%	0%	0%	16%
Ba2	42	0%	0%	0%	0%	0%	0%	5%	0%	2%	7%	17%	36%	2%	5%	0%	2%	0%	0%	0%	0%	0%	0%	5%	19%
Ba3	32	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%	3%	19%	25%	9%	6%	0%	0%	0%	0%	0%	0%	3%	0%	25%
B1	10	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	0%	30%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%
B2	6	0%	0%	0%	0%	0%	0%	0%	17%	0%	0%	0%	0%	0%	17%	17%	0%	0%	0%	0%	0%	0%	0%	0%	50%
B3	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%	0%	20%	0%	0%	0%	20%	0%	0%	0%	0%	0%	0%	20%
Caa1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	25%	0%	0%	0%	0%	0%	0%	25%	0%	25%
Caa2	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Ca	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
C	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Total	11,067																								

United States Public Finance - 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Credit Ratings							Credit Ratings as of 12/31/2023 (Percent)																	Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)	
Aaa	700	62%	6%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	24%
Aa1	915	15%	47%	10%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	19%
Aa2	2,890	2%	12%	43%	9%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	10%	20%
Aa3	2,530	0%	3%	15%	34%	7%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	26%
A1	2,927	0%	0%	4%	14%	26%	6%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	31%
A2	1,231	0%	0%	1%	7%	18%	23%	6%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	29%
A3	560	0%	0%	1%	2%	7%	15%	19%	5%	3%	2%	1%	1%	0%	1%	0%	0%	0%	0%	0%	0%	0%	0%	9%	35%
Baa1	347	0%	0%	1%	1%	2%	7%	11%	10%	5%	3%	2%	0%	0%	0%	1%	0%	0%	0%	0%	0%	0%	0%	10%	45%
Baa2	211	0%	0%	0%	0%	2%	3%	8%	4%	14%	4%	2%	2%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	52%
Baa3	153	0%	1%	1%	1%	1%	0%	5%	3%	8%	10%	3%	3%	1%	1%	0%	0%	0%	0%	0%	0%	0%	3%	8%	50%
Ba1	88	0%	0%	0%	3%	2%	5%	5%	1%	8%	2%	2%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	3%	65%
Ba2	27	0%	0%	0%	0%	0%	0%	0%	0%	7%	7%	4%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	78%
Ba3	16	0%	0%	0%	0%	0%	0%	13%	0%	0%	6%	0%	6%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%	56%
B1	20	0%	0%	0%	10%	0%	5%	0%	0%	15%	0%	0%	5%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	65%
B2	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	0%	0%	0%	0%	0%	0%	75%
B3	10	0%	0%	0%	0%	0%	0%	0%	0%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	90%
Caa1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	25%
Caa2	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
Caa3	2	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%
Ca	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
C	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	50%	25%
Total	12,645																								

International Public Finance

International Public Finance - 1-Year Transition and Default Rates

(December 31, 2022 through December 31, 2023)

Credit Ratings as of 12/31/2022		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2022 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	15	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	12	8%	92%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	20	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa3	18	0%	0%	6%	78%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A1	28	0%	0%	0%	4%	82%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%
A2	8	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	7	0%	0%	0%	0%	0%	0%	86%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa1	8	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa2	11	0%	0%	0%	0%	0%	0%	0%	0%	82%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	9%
Baa3	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba1	11	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba2	5	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%	80%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Ba3	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B1	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%	0%	0%	0%	0%	0%	0%	0%	0%	0%	50%
B2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%
B3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%
Caa1	2	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%
Caa2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%
Caa3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%
Ca	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	89%	0%	11%	0%	0%
C	-																								
Total	177																								

International Public Finance - 3-Year Transition and Default Rates

(December 31, 2020 through December 31, 2023)

Credit Ratings as of 12/31/2020		Credit Ratings as of 12/31/2023 (Percent)																					Other Outcomes During 12/31/2020 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	17	88%	6%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	11	9%	82%	9%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa2	21	0%	5%	81%	10%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	5%
Aa3	20	0%	0%	10%	55%	15%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	20%
A1	28	0%	0%	0%	4%	79%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%
A2	9	0%	0%	0%	0%	0%	67%	11%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%
A3	6	0%	0%	0%	0%	0%	0%	67%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%
Baa1	15	0%	0%	0%	0%	0%	0%	0%	47%	7%	7%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	40%
Baa2	6	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Baa3	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	53%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	47%
Ba1	22	0%	0%	0%	0%	0%	0%	0%	0%	5%	0%	36%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	59%
Ba2	18	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	17%	11%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	61%
Ba3	22	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	9%	0%	0%	0%	0%	5%	0%	0%	0%	0%	0%	0%	73%
B1	15	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	7%	0%	0%	0%	0%	0%	0%	0%	93%
B2	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	29%	0%	0%	0%	0%	0%	0%	0%	57%
B3	3	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	33%	0%	0%	33%	0%	0%	0%	0%	33%
Caa1	4	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%	0%	25%	0%	0%	0%	0%	50%
Caa2	-																								
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%
Ca	7	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	71%	0%	29%	0%	0%
C	-																								
Total	247																								

International Public Finance – 10-Year Transition and Default Rates

(December 31, 2013 through December 31, 2023)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2023 (Percent)																						Other Outcomes During 12/31/2013 - 12/31/2023 (Percent)		
Credit Ratings	Number of Ratings Outstanding	Aaa	Aa1	Aa2	Aa3	A1	A2	A3	Baa1	Baa2	Baa3	Ba1	Ba2	Ba3	B1	B2	B3	Caa1	Caa2	Caa3	Ca	C	Default	Paid Off	Withdrawn (other)
Aaa	19	79%	11%	11%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Aa1	17	6%	41%	24%	6%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	18%
Aa2	16	0%	13%	50%	13%	13%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	6%	0%
Aa3	16	0%	0%	6%	0%	75%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	13%
A1	4	0%	0%	25%	25%	0%	0%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	25%
A2	4	0%	0%	0%	50%	25%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
A3	9	0%	0%	0%	0%	0%	44%	11%	22%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	22%
Baa1	8	0%	0%	0%	0%	0%	13%	0%	0%	25%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	63%
Baa2	16	0%	0%	0%	0%	0%	0%	13%	0%	0%	44%	6%	6%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	31%
Baa3	27	0%	0%	0%	0%	0%	0%	0%	15%	7%	4%	4%	7%	0%	0%	4%	7%	0%	0%	0%	0%	0%	0%	0%	52%
Ba1	18	0%	0%	0%	0%	0%	0%	0%	0%	11%	6%	17%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	67%
Ba2	29	0%	0%	0%	0%	0%	0%	0%	0%	3%	0%	3%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	93%
Ba3	25	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	12%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	4%	84%
B1	14	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	14%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	86%
B2	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%
B3	9	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	11%	0%	0%	0%	0%	0%	11%	0%	0%	0%	0%	22%	0%	56%
Caa1	6	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	83%	0%	17%
Caa2	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Caa3	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%
Ca	-																								
C	1	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	100%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Total	246																								

Definition of Symbols

Moody's definitions of the symbols, numbers and scores in the rating scales used by Moody's to denote credit rating categories and notches within those categories for the classes and subclasses of credit ratings shown in the Matrices, are as follows:

Moody's Global Rating Scales

Ratings assigned on Moody's global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody's defines credit risk as the risk that an entity may not meet its contractual financial obligations as they come due and any estimated financial loss in the event of default or impairment. The contractual financial obligations[2] addressed by Moody's ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody's rating addresses the issuer's ability to obtain cash sufficient to service the obligation, and its willingness to pay.[3] Moody's ratings do not address non-standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press release accompanying an initial rating.[4] Long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment.[5,6] Moody's issues ratings at the issuer level and instrument level on both the long-term scale and the short-term scale. Typically, ratings are made publicly available, although private and unpublished ratings may also be assigned.

Moody's differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings.[7] The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody's aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

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[2]   In the case of impairments, there can be a financial loss even when contractual obligations are met.

[3]   For issuer level ratings, see the definition of Issuer Ratings in this Exhibit. In some cases the relevant credit risk relates to a third party, in addition to, or instead of the issuer. Examples include credit-linked notes and guaranteed obligations.

[4]   Because the number of possible features or structures is limited only by the creativity of issuers, Moody's cannot comprehensively catalogue all the types of non-standard variation affecting financial obligations, but examples include equity indexed principal values and cash flows, prepayment penalties, and an obligation to pay an amount that is not ascertainable at the inception of the transaction.

[5]   For certain preferred stock and hybrid securities in which payment default events are either not defined or do not match investors' expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

[6]   Debts held on the balance sheets of official sector institutions – which include supranational institutions, central banks and certain government-owned or controlled banks – may not always be treated the same as debts held by private investors and lenders. When it is known that an obligation is held by official sector institutions as well as other investors, a rating (short-term or long-term) assigned to that obligation reflects only the credit risks faced by non-official sector investors.

[7]   Like other global scale ratings, (sf) ratings reflect both the likelihood of a default and the expected loss suffered in the event of default. Ratings are assigned based on a rating committee's assessment of a security's expected loss rate (default probability multiplied by expected loss severity), and may be subject to the constraint that the final expected loss rating assigned would not be more than a certain number of notches, typically three to five notches, above the rating that would be assigned based on an assessment of default probability alone. The magnitude of this constraint may vary with the level of the rating, the seasoning of the transaction, and the uncertainty around the assessments of expected loss and probability of default.

Global Long-Term Rating Scale

Aaa	Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk.
Aa	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A	Obligations rated A are judged to be upper-medium grade and are subject to low credit risk.
Baa	Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.
Ba	Obligations rated Ba are judged to be speculative and are subject to substantial credit risk.
B	Obligations rated B are considered speculative and are subject to high credit risk.
Caa	Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk.
Ca	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C	Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a "(hyb)" indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

* By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.

Global Short-Term Rating Scale

P-1	Ratings of Prime-1 reflect a superior ability to repay short-term obligations.
P-2	Ratings of Prime-2 reflect a strong ability to repay short-term obligations.
P-3	Ratings of Prime-3 reflects an acceptable ability to repay short-term obligations.
NP	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.



Standard Linkage Between the Global Long-Term and Short-Term Rating Scales

The following table indicates the long-term ratings consistent with different short-term ratings when such long-term ratings exist.[8]

LONG-TERM RATING	SHORT-TERM RATING
Aaa, Aa1, Aa2, Aa3, A1, A2, A3	Prime-1
A3, Baa1, Baa2	Prime-2
Baa2, Baa3	Prime-3
Ba1, Ba2, Ba3 B1, B2, B3 Caa1, Caa2, Caa3 Ca, C	Not Prime

Issuer Ratings

Issuer Ratings are opinions of the ability of entities to honor senior unsecured debt and debt like obligations.[9,10] As such, Issuer Ratings incorporate any external support that is expected to apply to all current and future issuance of senior unsecured financial obligations and contracts, such as explicit support stemming from a guarantee of all senior unsecured financial obligations and contracts, and/or implicit support for issuers subject to joint default analysis (e.g. banks and government-related issuers). Issuer Ratings do not incorporate support arrangements, such as guarantees, that apply only to specific (but not to all) senior unsecured financial obligations and contracts.

While Issuer Ratings reflect the risk that debt and debt-like claims are not serviced on a timely basis, they do not reflect the risk that a contract or other non-debt obligation will be subjected to commercial disputes. Additionally, while an issuer may have senior unsecured obligations held by both supranational institutions and central banks (e.g., IMF, European Central Bank), as well as other investors, Issuer Ratings reflect only the risks faced by other investors.

[8] Structured finance short-term ratings are usually based either on the short-term rating of a support provider or on an assessment of cash flows available to retire the financial obligation.

[9] Issuer Ratings as applied to US local government special purpose districts typically reflect an unlimited general obligation pledge which may have security and structural features in some states that improve credit quality for general obligation bondholders but not necessarily for other counterparties holding obligations that may lack such features. An Issuer Rating as applied to a US state, territory, K-12 public school district, city or county reflects its ability to repay debt and debt-like obligations without consideration of any pledge, security or structural features.

[10] These opinions exclude debt known to be held by official sector investors because in practice such debt could effectively be treated as either senior or junior to senior unsecured debt held by private sector investors.

Definition of Default

Moody's definition of default is applicable only to debt or debt-like obligations (e.g., swap agreements). Four events constitute a debt default under Moody's definition:

    a. a missed or delayed disbursement of a contractually-obligated interest or principal payment (excluding missed payments cured within a contractually allowed grace period[11]), as defined in credit agreements and indentures;

    b. a bankruptcy filing or legal receivership by the debt issuer or obligor that will likely cause a miss or delay in future contractually-obligated debt service payments;

    c. a distressed exchange whereby 1) an issuer offers creditors a new or restructured debt, or a new package of securities, cash or assets that amount to a diminished value relative to the debt obligation's original promise and 2) the exchange has the effect of allowing the issuer to avoid a likely eventual default;

    d. a change in the payment terms of a credit agreement or indenture imposed by the sovereign that results in a diminished financial obligation, such as a forced currency re-denomination (imposed by the debtor, or the debtor's sovereign) or a forced change in some other aspect of the original promise, such as indexation or maturity.[12]

We include distressed exchanges in our definition of default in order to capture credit events whereby issuers effectively fail to meet their debt service obligations but do not actually file for bankruptcy or miss an interest or principal payment. Moody's employs fundamental analysis in assessing the likelihood of future default and considers various indicators in assessing loss relative to the original promise, which may include the yield to maturity of the debt being exchanged.

Moody's definition of default does not include so-called "technical defaults," such as maximum leverage or minimum debt coverage violations, unless the obligor fails to cure the violation and fails to honor the resulting debt acceleration which may be required. For structured finance securities, technical defaults (such as breach of an overcollateralization test or certain other events of default as per the legal documentation of the issuer), or a temporary (i.e. less than twelve months) missed interest payment on a security whose terms allow for the deferral of such payments together with corresponding interest (such as PIKable securities) prior to its legal final maturity date do not constitute defaults.

Also excluded are payments owed on long-term debt obligations which are missed due to purely technical or administrative reasons which are 1) not related to the ability or willingness to make the payments and 2) are cured in very short order (typically, 1-2 business days after the technical/administrative issue is recognized). [13]

Finally, in select instances based on the facts and circumstances, missed payments on financial contracts or claims may be excluded if they are the result of legal disputes regarding the validity of those claims.

Credit Rating Histories

The credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located on Moody's website, https://ratings.moodys.com, at the following URL: https://ratings.moodys.com/sec-17g-7b.

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[11] Among some structured finance asset classes, missed scheduled payments impose meaningful investor losses even though such payments are not contractually obligated. Therefore, for structured finance securities, Moody's practice is to recognize that a default has occurred if a material interest payment has been missed (this excludes allowable deferrals not driven by credit stress) for 12 months or longer or if there has been a material principal loss (or writedown) to the security. If such an interest or principal shortfall is subsequently reduced below the materiality threshold of 50 basis points of the original balance of the security, then the default is cured. Note that when a structured finance default is completely cured, we consider retrospectively that no default has taken place for the purposes of our studies on ratings performance.

[12] Moreover, unlike a general tax on financial wealth, the imposition of a tax by a sovereign on the coupon or principal payment on a specific class of government debt instruments (even if retroactive) would represent a default. Targeted taxation on government securities would represent a default even if the government's action were motivated by fairness or other considerations, rather than inability or unwillingness to pay.

[13] For the avoidance of doubt, payments missed due to reasons that are not purely technical or administrative, such as payments missed due to potential failures of distributed ledger technology or as the result of sovereign political sanctions, for example, do constitute defaults.